UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of August 2005

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Increase in Indebtedness

On August 24, 2005, Strata Oil & Gas Inc., a Canadian corporation (the "Company"), borrowed $1,000,000 from Pacific World Enterprises (the "Lender"). In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note is due and payable in full one year from the date thereof, but may be prepaid at anytime without penalty. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company granted to the Lender a security interest in 60,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated of even date therewith. Upon repayment, the 60,000,000 common shares granted to the Lender as security will be returned to the Company and the shares will be extinguished. Attached hereto as Exhibits 99.4 and 99.5 are, respectively, the Secured Promissory Note and the Stock Pledge Agreement.

Change in Directors

On August 19, and August 23, 2005 respectively, Trevor Newton and Fred Coombes resigned from each of their respective positions as directors and officers of the Company. On August 19 Mr. Manny Dhinsa was appointed Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director of the Company. On August 23, 2005 Mr. Pol Brisset was appointed a Director of the Company. Set forth below is the age and a brief description of the background and business experience of each of such newly appointed directors for the past five years.

Mr. Manny Dhinsa, age 34, is an accomplished petroleum geologist who has been working in the Alberta oilpatch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's massive natural gas resource in the Greater Sierra play. Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

Mr. Pol Brisset, age 31, is a Calgary-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata. Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                           STRATA OIL & GAS INC.

                                                           By: _/s/_____________
                                                           Name: Manny Dhinsa
                                                           Title: President

Date:    September 9, 2005